UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on January 03, 2022

DATE, TIME AND PLACE: On January 03, 2022, at 12 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To take resolution about the election of news Officers without specific designation.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved the election, for a complementary term of office entering in force until the investiture of the elected persons at the first Board of Directors’ Meeting being held after the 2023 Ordinary Shareholders’ Meeting, the following persons, as Officers without specific designation, all with officeat Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP:

(i)         Alexandre Guimarães Soares, Brazilian, single, banker, bearer of the Identity Card RG nº. 18.299.227-5 / SSP-SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 126.841.648-78;

(ii)        André Juaçaba de Almeida, Brazilian, married, banker, bearer of the Identity Card RG nº. 10451742-0 IFP/RJ, enrolled with the Individual Taxpayer Registry CPF/ME No. 043.029.217-14;

(iii)      André Rosenblit, Brazilian, divorced, business administrator, bearer of the Identity Card RG nº. 13.347.675-3 SSP-SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 142.274.508-29;

(iv)	Celso Mateus De Queiroz, Brazilian, married, banker, bearer of the Identity Card RG nº. 21.471.667-3 SSP-SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 152.897.928-13;

(v)        Leandro Alves, Brazilian, married, banker, bearer of the Identity Card RG nº. 29.951.189-3 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 319.481.748-55;

(vi)       Luciana de Aguiar Barros, Brazilian, single, banker, bearer of the Identity Card RG nº. 32.756.618-8 SSP-SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 299.570.508-00;

(vii)     Paulo César Ferreira de Lima Alves, Brazilian, married, banker, bearer of the Identity Card RG nº. 20.211.278.57-7 SSPDS-CE, enrolled with the Individual Taxpayer Registry CPF/ME No. 413.111.244-20;

(viii)	Paulo Sérgio Duailibi, Brazilian, married, banker, bearer of the Identity Card RG nº. M-3.453693 SSP-MG, enrolled with the Individual Taxpayer Registry CPF/ME No. 527.575.876-68;

(ix)       Thomaz Antonio Licarião Rocha, Brazilian, single, publicist, bearer of the Identity Card RG nº. 27.078.780-X SSP SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 253.027.428-29; and

(x)        Tiago Celso Abate, Brazilian, married, banker, bearer of the Identity Card RG nº. 33.053.431-2 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/ME No. 217.489.338-09.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 3, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer